CONSENT OF DAVID BURGA

The undersigned hereby consents to (i) the references to, and the information derived from, the technical report entitled "Updated Feasibility Study and Reserve Estimation to Support 40,000 tpa Lithium Carbonate Production at Cauchari-Olaroz Salars, Jujuy Province, Argentina" with an effective date of September 30, 2020, and to (ii) the references to the undersigned's name in the management information circular included in the Report of Foreign Private Issuer on Form 6-K being filed by Lithium Americas Corp. with the United States Securities and Exchange Commission, and any amendments thereto and incorporated by reference in the Company's Registration Statement on Form F-10 (File No. 333-269649) filed with the United States Securities and Exchange Commission on February 9, 2023 and any amendments thereto.

/s/ David Burga
Name: David Burga, P.Geo.
Date: June 23, 2023